
SEC MAIL PROCESSING
RECEIVED
SEP 2 3 2005
WASH, D.C.
199
SECTION




05044453

SECURITI[illegible] ...SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ogilvie Security Advisors Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Michigan Ave., Suite 1860
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Hoag — (312) 335-5476
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Debra Hoag, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Ogilvie Security Advisors Corporation, as of June 30, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

29th day of August 2005

Nancy J. Simenson


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Debra Hoag

Signature

President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Ogilvie Security Advisors Corporation

Statement of Financial Condition

June 30, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



AM&G

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Ogilvie Security Advisors Corporation
Table of Contents
June 30, 2005


AM&G

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Board of Directors of
Ogilvie Security Advisors Corporation

We have audited the accompanying statement of financial condition of Ogilvie Security Advisors Corporation as of June 30, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ogilvie Security Advisors Corporation at June 30, 2005 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
August 19, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Ogilvie Security Advisors Corporation
Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 298,772
Concessions and commissions receivable	511,314
Receivable from clearing broker	114,272
Securities owned	125,994
Other assets	47,353
Total assets	**$ 1,097,705**

Liabilities and Stockholders' Equity

Liabilities	
Commissions payable	$ 454,999
Income taxes payable	89,149
Due to affiliate	15,805
Deferred rent payable	8,671
Total liabilities	568,624
Stockholders' equity	
Preferred stock	70,000
Common stock	8,000
Additional paid-in capital	135,000
Retained earnings	316,081
Total stockholders' equity	529,081
Total liabilities and stockholders' equity	**$ 1,097,705**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Ogilvie Security Advisors Corporation (the "Company") is a registered broker dealer, investment advisor and general agent that provides variable life and annuity contracts, investment company products, and other investment and general insurance services to individual and corporate clients located throughout the United States. The Company introduces customers on a fully disclosed basis to another broker.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments purchased with a maturity of three months or less.

Securities Owned—Securities owned are valued at fair market value and consist of equity mutual funds of $53,527 and common stocks of $72,467 at June 30, 2005.

Income Recognition—Commissions earned on variable life and annuity contracts and related commission expense are recorded on the effective date of the contracts. Concessions and commissions earned on other securities transactions, including syndications and mutual funds, and related commission expense are recorded on trade or transaction date, as appropriate.

Note 2 Related-Party Transactions

The Company has an agreement with a company owned by the Company's common stockholders that provides for the affiliate to pay for certain costs of operations, including but not limited to employee compensation and benefits, office space, utilities and administrative services. The Company pays the affiliate for these costs and services. The Company also pays management fees to this affiliate.

At June 30, 2005, due to affiliate of $15,805 represents funds received for commissions earned by the affiliate.

Note 3 Commitments and Contingencies

The Company has a noncancelable lease agreement for office space that expires on July 31, 2011. Under the terms of this agreement, a $14,000 irrevocable letter of credit expiring April 26, 2006, was issued to the lessor. At June 30, 2005, aggregate minimum annual commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2006	$	77,130
2007		79,846
2008		83,172
2009		103,202
2010		106,461
Thereafter		118,886
	$	568,697

Note 3 Commitments and Contingencies, *Continued*

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends claims arising from such matters and, in the opinion of management, their resolution will not result in any material adverse effect on the Company's financial position.

Note 4 Off-Balance-Sheet and Financial Instrument Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with these guidelines is monitored daily and, accordingly, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business. The Company does not anticipate nonperformance by customers or its clearing broker.

The Company maintains cash in bank accounts that, at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to significant credit risk on cash.

Note 5 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "net capital" equal to 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at June 30, 2005, the Company had net capital and net capital requirements of approximately $467,000 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

The Company is a member of the National Securities Clearing Corporation and, as a member, is required to maintain a minimum of $50,000 in excess of net capital requirements.